UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported) May 6, 2005

NATIONAL WESTERN LIFE INSURANCE COMPANY
(Exact Name of Registrant as Specified in Its Charter)

COLORADO	84-0467208
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

2-17039
(Commission File Number)

850 EAST ANDERSON LANE, AUSTIN, TEXAS	78752-1602
(Address of Principal Executive Offices)	(Zip code)

(512) 836-1010
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On May 6, 2005, National Western Life Insurance Company ("Company") announced via press release the Company's financial results for its first quarter ending March 31, 2005. A copy of the Company's press release is attached hereto as Exhibit 99.1. This Form 8-K and the attached exhibit are provided under Item 9.01 of Form 8-K and are furnished to, but not filed with, the Securities and Exchange Commission.

The press release is available at the Company's website, www.nationalwesternlife.com.

Item 9.01. Financial Statements and Exhibits

    (c) Exhibits

Exhibit No.	Description
99.1	Press Release dated May 6, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL WESTERN LIFE INSURANCE COMPANY

Date: May 6, 2005

/S/Brian Pribyl
Name: Brian M. Pribyl
Title: Senior Vice President
Chief Financial & Administrative Officer
and Treasurer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release of National Western Life Insurance Company issued May 6, 2005 reporting financial results for the first quarter ended March 31, 2005.

EXHIBIT 99.1

National Western Life Announces First Quarter 2005 Earnings

Austin, Texas, May 6, 2005 - Ross R. Moody, President of National Western Life Insurance Company (Nasdaq: NWLIA), announced today consolidated net earnings of $16.2 million, or $4.47 per diluted share, for the quarter ended March 31, 2005. For the quarter ended March 31, 2004, the Company previously reported consolidated net earnings of $69.3 million, or $19.27 per diluted share. The first quarter of 2004 results include the effect of a required change in accounting principle for certain of the Company's annuity contracts in force which increased reported net earnings by $54.7 million, or $15.21 per diluted share. The Company's book value per share at March 31, 2005 increased to $227.13 from $225.62 per share at December 31, 2004.

Earnings from operations, excluding net realized gains and losses on investments(1), totaled $15.6 million, or $4.30 per diluted share, for the quarter ended March 31, 2005, compared with $13.7 million, or $3.80 per diluted share, for the quarter ended March 31, 2004. Mr. Moody indicated that the increase in operating earnings reflects a larger block of business generated from record sales levels the past few years. "Our life products are long duration contracts from which profits are earned as policyholders pay their premiums year after year. The rapid sales growth of the past few years has created a life book of business in force which has grown from $10 billion to nearly $14 billion in just over three years," Mr. Moody noted.

Commenting on operating performance, Mr. Moody observed that mortality experience was noticeably higher in the first quarter of 2005. "Policy benefit expenses increased from $10.0 million in the first quarter of last year to $12.2 million this year mainly due to higher reported death claims. However, there is no systematic pattern to death claims and quarterly fluctuations are typical," Mr. Moody stated. Other operating expenses increased from $10.4 million in the first quarter of 2004 to $11.0 million in the first quarter of 2005 reflecting the costs associated with complying with the new internal controls requirements under the Sarbanes-Oxley Act of 2002. "While we were pleased to receive a clean opinion from our auditors regarding the audit of our internal controls over financial reporting, the incremental auditor fees associated with this new requirement were approximately a half-million dollars," Mr. Moody indicated.

Investment performance continued to show gains as investment income, excluding index options (2), totaled $76.7 million in the first quarter of 2005 compared to $71.1 million in the first quarter of 2004. Mr. Moody noted that the Company's investment portfolio quality was better now than before the credit market downturn of the past few years. "The overall quality of our investment portfolio is much stronger today and there are no current impairment issues."

At March 31, 2005, the Company maintained total assets of $6.1 billion, stockholders' equity of $816 million, and life insurance in force of approximately $13.9 billion.

(1) The Company views earnings from operations, a non-GAAP financial measure, as an important indicator of financial performance. Presented in conjunction with net earnings, the combined presentation can enhance an investor's understanding of the Company's underlying profitability and results from ongoing operations. The definition of earnings from operations, as presented in this press release, excludes net realized investment gains and losses after tax. A reconciliation of earnings from operations to net earnings has been included as part of this press release.

(2) The Company considers net investment income, excluding derivative income (loss), a useful measurement of the Company's underlying investment portfolio performance by removing the volatility from changes in fair values of derivative instruments. As net investment income, excluding derivative income (loss), is considered a non-GAAP financial measure, the following reconciliation is provided.

($'s in millions)		Three Months Ended March 31,	
		2005	2004
Net investment income	$	62.8	72.5
Derivative income (loss)		(13.9)	1.4
Net investment income excluding derivative income (loss)	$	76.7	71.1

Summary of Consolidated Operating Results
(In thousands except per share data)

		Three Months Ended March 31,	
		2005	2004
Revenues:			
Revenues, excluding realized investment gains and derivative income (loss)	$	106,330	97,619
Derivative income (loss)		(13,922)	1,386
Realized gains on investments		968	1,459
Total revenues	$	93,376	100,464
Earnings:			
Earnings from operations	$	15,573	13,668
Net realized gains on investments		629	948
Cumulative effect of a change in accounting principle		-	54,697
Net earnings	$	16,202	69,313
Basic Earnings Per Share:			
Earnings from operations	$	4.34	3.84
Net realized gains on investments		0.17	0.27
Cumulative effect of a change in accounting principle		-	15.39
Net earnings	$	4.51	19.50
Basic Weighted Average Shares		3,591	3,554
Diluted Earnings Per Share:			
Earnings from operations	$	4.30	3.80
Net realized gains on investments		0.17	0.26
Cumulative effect of a change in accounting principle		-	15.21
Net earnings	$	4.47	19.27
Diluted Weighted Average Shares		3,625	3,597

Investor Relations Contact:
Brian M. Pribyl
Senior Vice President
Chief Financial & Administrative Officer
(512) 719-2493
bpribyl@nationalwesternlife.com